CUSIP No. 16949H102	13G

 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

Information to be Included in Statements filed Pursuant
to § 240.13d-1 (b), (c) and (d)
and Amendments Thereto Filed Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ChinaNet Online Holdings, Inc.
(Name of Issuer)

   Common Stock, $.001 par value
(Title of Class of Securities)

16949H102
(CUSIP Number)

                      December 30, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]   Rule 13d-1 (b)
[x]   Rule 13d-1 (c)
[  ]   Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16949H102	13G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Kai Chu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]		(b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER
2,081,610
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
2,081,610
	8	SHARED DISPOSITIVE POWER
0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,081,610
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
7.21%
12	TYPE OF REPORTING PERSON
IN

CUSIP No. 16949H102	13G

Item 1(a).	Name of Issuer: ChinaNet Online Holdings, Inc.
Item 1(b).	Address of Issuer's Principal Executive Offices: No. 3 Min Zhuang Road, Building 6, Yu Quan Hui Gu Tuspark, Haidian District, Beijing, F4, 100195
Item 2(a).	Name of Person Filing: Kai Chu
Item 2(b).	Address of Principal Business Office or if none, Residence: c/o ChinaNet Online Holdings, Inc. No. 3 Min Zhuang Road, Building 6, Yu Quan Hui Gu Tuspark, Haidian District, Beijing, F4, 100195
Item 2(c).	Citizenship: People’s Republic of China
Item 2(d).	Title of Class of Securities: Common Stock, $.001 par value
Item 2(e).	CUSIP Number: 16949H102
Item 3.	Not Applicable
Item 4.	Ownership:
(a)	Amount Beneficially Owned: 2,081,610 shares
(b)	Percent of Class: 7.21%
(c)	Number of shares as to which each person has:
(i) sole power to vote or to direct the vote: 2,081,610 shares
(ii) shared power to vote or to direct the vote: 0 shares
(iii) sole power to dispose or to direct the disposition of: 2,081,610 shares
(iv) shared power to dispose or to direct the disposition of: 0 shares
Item 5.	Ownership of Five Percent or Less of a Class: Not applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not applicable
Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not applicable
Item 8.	Identification and Classification of Members of the Group: Not applicable
Item 9.	Notice of Dissolution of Group: Not applicable

CUSIP No. 16949H102	13G

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 8, 2015

/s/ Kai Chu
Name: Kai Chu
Title: Chief Operating Officer